

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 16, 2006

Mr. Danesh D. Varma
Chief Financial Officer
Canadian Zinc Corporation
650 West Georgia Street, Suite 1710
Vancouver, British Columbia V6B 4N9
Canada

> **Re:** **Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed July 3, 2006**
> **Response Letter Dated October 27, 2006**
> **File No. 0-22216**

Dear Mr. Varma:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects

Trend Information, page 42

1.   We note your response to our prior comment number one. Please identify to us the "industry consultants" you refer to in your response. In addition, it appears the disclosure you propose to delete relates to your Canadian GAAP financial information. As your Operating and Financial Review and Prospects section of your document is a discussion of your Canadian GAAP financial statements, it is unclear to us why you propose to delete the disclosure. Please advise.

2.   We note your response to our prior comment number two. Please refer to
        paragraph 8(e) of SFAS 144, and tell us why you do not believe an impairment
        test associated with your capitalized property acquisition costs is warranted under
        US GAAP.

Financial Statements

General

3.   We note your response to our prior comment number five. We continue to
        believe that you should characterize your enterprise consistent with your mining
        industry stage as defined in NI 43-101. Based on your response to certain
        engineering comments, it appears you are an exploratory stage company under
        both Canadian and U.S. standards of disclosure for mineral projects. Please
        remove references to the development stage including those contained in your
        financial statement headers to avoid investor confusion, as the term
        "development" has specific meaning in your industry. Please refer to Part 1-
        Definitions and Interpretation of NI 43-101, and SEC Industry Guide 7. We note
        your reference to the Canadian GAAP accounting guidance contained in AcG 11,

Note 3- Resource Interests

4.   It appears the amount of "exploration and developments costs" presented in Note
        3 for year 2004 does not agree to the amount presented in Note 13(c). Please
        modify your disclosure accordingly. In addition, we note your draft revised
        financial statements provided with your response concerning your resource
        interests. Please clarify to us if you believe these adjustments are material and
        whether you intend to amend your document to reflect the changes.

Engineering Comments

General

5.   After considering your response to our previous engineering comment number 13,
        we note that your Prairie Creek project has been on standby and maintenance
        status of over two decades, and it appears that all of your work on site, both
        underground and above ground, has been directly related to or in support of your
        underground exploration of the deposit, rather than developing the deposit for
        production. Also we note that you do not have a current feasibility study and do
        not have any designated reserves that meet current standards. As such it appears
        that your project is in the exploration stage and your disclosure in the narrative
        and financial statements should reflect this fact. Please revise accordingly.

Mr. Danesh D. Varma
Canadian Zinc Corporation
November 16, 2006
page 3

6.   Ordinarily the staff objects to the disclosure of historic resource or reserve
        estimates, as they do not meet the requirements of Instruction 3 of paragraph
        (b)(5) of Industry Guide 7. However, given your unique circumstances, we are
        not objecting to disclosure of these historic estimates, but ask that once you
        complete your 2006 drilling program and file your new mineral resource
        estimates, please discontinue disclosing historic estimates in SEC filings.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at
(202) 551-3683 if you have questions regarding comments on the financial statements
and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705
with questions about engineering comments. Please contact me at (202) 551-3740 with
any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director